InBev

RECEIVED
2004 SEP -8 A 11: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

04036723

By cou

Leuven, 27 August 2004

Dear Madam,

InBev S.A.

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80

Press release

RECEIVED
2004 SEP -8 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

InBev

Interbrew and AmBev complete combination to establish InBev

Combination positions InBev as the world's premier brewer

InBev focused on global flagship brands Stella Artois®, Beck's® and Brahma®

Brussels, August 27, 2004. Interbrew (Euronext: INTB) and Companhia de Bebidas das Américas (AmBev) (NYSE: ABV, ABVc; and Bovespa: AMBV4, and AMBV3) have today closed the transaction announced on March 3, 2004 to combine Interbrew and AmBev, creating InBev, the world's premier brewer.

Interbrew shareholders approved the contribution of AmBev shares into InBev with 96% of the votes cast at the Interbrew extraordinary shareholders meeting. AmBev shareholders approved the transfer of Labatt Brewing Company Limited ("Labatt") into AmBev at the AmBev extraordinary shareholders meeting.

InBev's Chief Executive Officer, John Brock said, "We are excited to have formed the world's premier brewer. The companies' full range of international beers means we are well positioned to build on our combined track record of success. We can now focus on delivering value to customers, consumers, employees and shareholders. I truly look forward to leading a unified world-class management team, building on the best from both companies. As the only true global brewer, we are already the biggest. We aim to be the best."

The headquarters for InBev will be in Leuven, Belgium, with AmBev's Americas headquarters based in Sao Paulo, Brazil.

Strategic Rationale

InBev brings together Interbrew, the world's third largest brewer with sales in over 140 countries and a ten year track record of delivering one of the best compounded EPS growths in the industry of 24.6%, with AmBev, the world's fifth largest brewer, and one of the most profitable, with approximately 67% of the Brazilian market and leadership positions throughout Latin America. InBev achieved, on a 2003 consolidated pro forma basis, a net turnover of €9,287 million (USD 10,521 million) and an EBITDA of €2,287 million (USD 2,591 million). InBev estimates that the combined group can generate a pre-tax total of €280 million of annual synergies, through a combination of cost savings and commercial synergies.

The creation of InBev forms the No.1 brewer in the world by volume with a global market share of 13% (on a pro forma basis for the year ended December 31, 2003), enjoying a balanced mix of businesses in mature and fast growing markets. It will hold a No. 1 or No. 2 position in over 20 key markets, more than any other brewer. InBev will focus its activities on its three global flagship brands Stella Artois®, Beck's® and Brahma®. For shareholders, InBev establishes a top-tier performer in the global brewing industry, with the potential for one of the highest organic EBITDA growths of any major brewer. (For key facts and figures, please refer to the attached table.)

Financial Details

On March 3, 2004 Interbrew and AmBev announced the combination of the two companies through a series of agreements. The transaction consisted of several steps:

- InBev issued 141.712 million new shares in exchange for 100% of Tinsel Investments S.A., which indirectly holds, as of June 2004, approximately 22.5% economic interest and 52.8% voting interest in AmBev. Tinsel Investments S.A. holds the AmBev shares through two subsidiaries, Braco and ECAP.

- InBev transferred Labatt (comprising C $1.3 billion of third party net debt) to AmBev in exchange for approximately 7.9 billion new AmBev common shares and 11.4 billion new AmBev preferred shares.

- Following the closing of the deal, and in accordance with Brazilian law, InBev will initiate a Mandatory Tender Offer (MTO) for the remaining common shares of AmBev.

- The Fundação Antonio e Helena Zerrenner (a Brazilian charitable foundation providing health benefits to AmBev employees) will remain a common shareholder of AmBev and has renewed its shareholder agreement with Braco and ECAP until 2019.

As a result of this combination and assuming full participation by the public float of AmBev in the MTO, InBev will own approximately 31.1 billion AmBev shares (19.7 billion voting and 11.4 billion non-voting), representing approximately, as of June 2004, an 55.6% economic interest and an 83.9% voting interest.

Commenting on the closing, Victório Carlos de Marchi, Co-Chairman of AmBev and President of the Zerrenner Foundation, said, "We are pleased to have finalized the combination with Interbrew and are excited about its prospects. Labatt is an ideal North American complement to AmBev's existing businesses, and our team brings the proven skills and experience to enhance its brands and operations, generating significant value and synergies. We are confident that our new global platform will also present significant opportunities to leverage AmBev's brands, particularly Brahma®, in new and attractive markets."

For further detail on the financial terms of the transaction and for IFRS-compliant pro-forma combined 2003 figures, please refer to the financial presentation on the Investor Relation's section of InBev's website at www.interbrew.com.

!nBev

New Company Name

Following shareholder approval, Interbrew has been re-branded InBev (Euronext: INTB). In conjunction with the new name, InBev has revealed a new logo which can be viewed on the company's website at www.interbrew.com.

Board Composition

InBev's board structure will be composed of four members nominated by Eugénie Patri Sébastien, a Luxembourg company that represents Interbrew's founding families, four members nominated by BRC S.à.r.l., a Luxembourg company that represents AmBev's founders, and six independent directors. As announced on March 3rd, Pierre Jean Everaert will be Chairman of the board. The board members will be:

Representatives of EPS:

Mr. Allan Chapin
Viscount Philippe de Spoelberch
Count Arnoud de Pret Roose de Calesberg
Mr. Alexandre Van Damme

Representatives of BRC S.à.r.l.:

Mr. Jorge Paulo Lemann
Mr. Carlos Alberto da Veiga Sicupira
Mr. Marcel Herrmann Telles
Mr. Roberto Moses Thompson Motta

Independent Board Members:

Mr. Pierre Jean Everaert
Mr. Peter Harf
Mr. Kees J. Storm
Mr. Jean-Luc Dehaene
Mr. Remmert Laan
Mr. Bernard Hanon

Business Update - Operating and Financial Highlights

Interbrew reported first half volume figures on July 13, 2004, announcing total volume of 54.7 million hectoliters for the first half of 2004, 21% higher than the volume of 45 million hectoliters in the same period of last year. Organic volume growth amounted to 2.5 million hectoliters, or 5.5%, almost three times the global industry growth rate. The two international premium brands continued to gain market share, with Stella Artois® volume growing more than 6% and Beck's® more than 14%.

AmBev reported first half results on August 11, 2004. The Company delivered a strong EBITDA growth of 33%, reflecting improvements in all its operations. Consolidated EBITDA margin reached 35.8%, 390 basis points higher than in the first half of 2003, and the Company remains on track with its commitment to profitably recover market share in its core beer operation in Brazil.

InBev

There will be a follow-up announcement on the management structure and composition of InBev at 14.00 CET on Monday, August 30th. The InBev website, www.inbev.com will go live at the same time.

Consolidated Pro Forma 2003 Key Financials of InBev

(in million euro unless otherwise indicated)	InBev
Net Turnover	9,287
EBITDA (1)	2,287
Profit from Operations	1,268
Net Profit from Ordinary Activities	511
Net Financial Debt	3,500
Number of Outstanding Shares	574,094,982
Earnings per Share or EPS (€)	0.89
EPS before Goodwill Amortization (€)	1.40

(1) *Net income before interest, tax, depreciation and amortization*

French and Dutch translations will follow later.

- END -

Photos
Photos regarding the combination, management and company images are available for download by the media at www.interbrewstudio.com

InBev Contacts:
Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-5769
Email: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@inbev.com

Brunswick Contact:
Stanislas Neve de Mevergnies
Tel: +1-212-333-3810
Email: sneve@brunswickgroup.com

AmBev Contacts:
Pedro Ferraz Aidar
Director of Investor Relations
Tel: +55-11-2122-1415
acpaidar@ambev.com.br

InBev

About InBev
InBev is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass® Ale. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). For further information visit www.interbrew.com.

About AmBev
As a result of the combination with Interbrew, AmBev is the Americas champion of InBev. AmBev has leading positions in the Brazilian market with approximately 67% of the beer market and 17% of the soft drink segment. AmBev now owns Labatt with its leading position in Canada. AmBev is also growing in other Latin American markets such as Argentina, Venezuela, Uruguay, Bolivia, Chile, Peru and Guatemala, and is expanding to Central America and the Caribbean. For further information, visit www.ambev-ir.com.br.

Disclaimer

Neither this press release nor any of the transactions referred to above constitutes an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States.

The securities that may be issued pursuant to the terms and conditions of the transactions referred to above have not been nor will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), of the securities laws of any state or any other country (other than Belgium) and may not be offered, pledged, transferred, or sold absent (i) registration of such securities under the Securities Act *or the securities laws of such state or country, as the case may be, or (ii) an available exemption from* such registration.

Under the terms and conditions of, and in connection with, the transaction referred to above, no offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the U.S. Securities Exchange Act of 1934, as amended, or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements.

Special Note Regarding Forward-Looking Statements

This press release contains certain forward looking statements reflecting the current views of the management of Interbrew and AmBev with respect to, among other things, InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed combination and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of InBev to achieve these objectives and targets is dependent on many factors which are outside of management's control.

In some cases, words such as "believe", "intent", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

Neither Interbrew nor AmBev can assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 30 August 2004

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

Press release InBev

InBev Announces New Management Structure and Composition
Highly Complementary Skills – World-Class Capabilities

Brussels, August 30, 2004. - Following the closing of the combination between Interbrew and AmBev, the parent company for the newly established group, InBev, today announced the structure and composition of its global unified management team.

Management of both companies have already demonstrated the ability to consistently achieve growth, control costs, and integrate new businesses. Together, they bring a shared knowledge of best practices to the new organization that will benefit the combined operations. The management team is of industry-leading caliber.

Chief Executive Officer: John Brock

As announced on March 3, 2004, John Brock will serve as CEO of InBev. Born 1948, John joined Interbrew in February 2003, bringing to the company almost 25 years of experience in the global beverage industry. An American citizen, John holds a Master of Science degree in Chemical Engineering from the Georgia Institute of Technology, Atlanta. John started his professional career at Procter & Gamble before joining Cadbury Schweppes in 1983. He held a number of senior positions in various geographies, was appointed to the Cadbury Schweppes Board in 1996, and became COO in 2000.

In his role as Chief Executive Officer of InBev, John Brock will lead an Executive Board of Management (EBM) comprised of officers from InBev and AmBev. The EBM will consist of five zone presidents and five global functional heads.

Zone President North America: Carlos Brito

Carlos Brito will be appointed Co-Chief Executive Officer of AmBev, responsible for North America. Born 1960, Carlos joined AmBev in 1990. His prior companies were Shell Oil and Daimler Benz. A Brazilian citizen, Carlos holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro and an MBA from Stanford University. At AmBev, he held various positions in Finance, Operations, and Sales, before being appointed CEO in January 2004.

InBev

Zone President Latin America: Luiz Fernando Edmond

Luiz Fernando Edmond will be appointed Co-Chief Executive Officer of AmBev, responsible for Latin America. Born 1966, Luiz joined AmBev in 1991 after starting his professional career with Banco Nacional in Brazil. A Brazilian citizen, Luiz holds a degree in Production Engineering from the Federal University of Rio de Janeiro. At AmBev, he held various positions in the Commercial area, in Operations, and in Distribution. He was appointed Sales & Distribution Director in 2002.

While remaining officers of AmBev, these two executives join the following colleagues on the EMB of InBev.

Zone President Western Europe: Stewart Gilliland

Born 1957, Stewart joined Whitbread in 1984 from Pedigree Petfoods (Mars Group). A British citizen, Stewart holds a BA (Hons) in Business Studies. He held various positions in Marketing and Sales at Whitbread and Interbrew UK, where he became Chief Executive in 2001. In September 2003, he was appointed Zone President Canada.

Zone President Central and Eastern Europe: Stefan Descheemaeker

Born 1960, Stefan joined Interbrew in 1996 after starting his professional career with the Belgian Ministry of Finance, from where he moved on to Banque Paribas. A Belgian citizen, Stefan holds a degree in Commercial Engineering from Solvay Business School, Brussels. At Interbrew, he held various positions in Business Development and External Growth Strategy, and was appointed Zone President US & Latin America in September 2003.

Following the combination with AmBev and the resulting reorganization, Jerry Fowden has opted to leave the company. Having joined Interbrew as CEO of Bass Brewers in 2001, he was instrumental in building the UK business. In his last position as Zone President Europe, he was responsible for delivering strong results across that diverse region. While his new employer is not ready to announce his appointment, the company thanks Jerry for his huge contribution to Interbrew's success over the past years and wishes him all the best in his challenging new position.

Zone President Asia-Pacific: Patrice J. Thys

Born 1955, Patrice joined Interbrew as General Counsel in 1989. He started his professional career with F.N. Manufacturing (South Carolina, U.S.), from where he moved on to a Washington, D.C., based law firm. He continued his corporate career at Alsthom and later at Vivendi. A Belgian citizen, Patrice holds a law degree from the University of Leuven, a certificate in International and European Law from the University of Leiden, and an LLM from the University of Chicago. Prior to being appointed Zone President Asia-Pacific in September 2003, his last position at Interbrew was Executive Vice President Legal & Corporate Affairs and President China.

InBev

Chief Commercial Officer: Brent Willis

Born 1960, Brent joined Interbrew in 2002 as Chief Marketing and Sales Officer. His prior companies were Kraft and Coca-Cola where he held various senior commercial positions in different international locations. An American citizen, Brent holds a Bachelor of Science degree in Engineering from the U.S. Military Academy at West Point and an MBA from the University of Chicago. He was appointed Chief Commercial Officer in September 2003.

Chief Financial Officer: Felipe Dutra

Born 1965, Felipe joined AmBev in 1990 from Aracruz Cellulose. A Brazilian citizen, Felipe holds a Major in Economics from Candido Mendes and an MBA in Controlling from the University of Sao Paulo. At AmBev, he held various positions in Trading and Treasury before being appointed Chief Financial Officer in 2000.

François Jaclot has agreed to serve as CFO and member of the EBM of InBev until the end of February 2005 to ensure a seamless closing process of the financial year 2004. After that, he will act for another year as a consultant, serving as Senior Advisor. Since joining Interbrew as CFO in September 2003, François has made an exceptional contribution to the company's success by developing a disciplined approach to the Finance function, with a special focus on profitability. In addition, he has put his personal stamp on vastly improving communications with the financial community. Finally, he played an important role in the context of the transaction with AmBev. While InBev will miss him, the company wishes him success in his future career.

Chief IT and Services Officer: Claudio Garcia

Born 1968, Claudio joined AmBev as a trainee in 1991 after receiving a degree in Economics from the Federal University of Rio de Janeiro. A Brazilian citizen, Claudio held various positions in Finance and Operations before being appointed IT and Shared Services Director in 2002. For this newly created position, Claudio's main focus will be on converging information systems towards common standards and establishing service centers to the business in order to execute daily routines with a level of excellence. Once achieved, robust information systems and business processes will become key enablers and provide competitive advantage.

Chief People Officer: Peter Vrijsen

Born 1954, Peter joined Interbrew as Chief Human Resources Officer in 2003. A Dutch citizen, he holds a Master's degree in Organizational Development from the University of Tilburg. Prior to Interbrew, Peter held several international positions in HR with General Electric, Royal Packaging van Leer, and Metro Cash and Carry.

Chief Technical Officer: André Weckx

Born 1953, André joined Interbrew in 1982 as a Plant Manager, Diamond Breweries, Nigeria. He started his professional career with Beltex Corp., Texas, U.S. A Belgian citizen, André holds a degree in Chemical Engineering and Agricultural Industries from the University of Leuven. At

Interbrew, he worked as a plant manager in different international locations and in senior Operations positions before being appointed Chief Technical Officer in September 2003.

Unless otherwise indicated, all the above appointments are effective January 1, 2005. The management does, however, take immediate responsibility for the planning and budgeting process for 2005.

Commenting on InBev's new appointments, John Brock, Chief Executive Officer, said, "The structure we have put in place today ensures that InBev has a management team with highly complementary skills, giving the combined company world-class capabilities across all aspects of the business. Working with one unified vision, each unit will maintain its focus, while at the same time sharing best practices, capturing synergies, and avoiding duplication of resources wherever possible. This structure will enable us to come together quickly and efficiently, and to maximize the core competencies of our worldwide brewing operations. Personally, I look forward to leading this great team."

Note: Dutch and French translations of this release will follow shortly.

About InBev
InBev is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass® Ale. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). For further information visit www.inbev.com.

InBev Contacts:
Marianne Amssoms
Head of Corporate Media Relations
Tel: +32-16-31-5769
Email: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@inbev.com

Press release

InBev

Labatt USA and Beck's North America combine to form InBev USA

World's leading global brewer by volume makes U.S. a top priority, with unprecedented investment in Stella Artois®, Beck's®, Bass®

Brussels, 1 September 2004 – **InBev today announced that Labatt USA and Beck's North America will combine operations beginning September 1, 2004, forming a single, unified organization in the U.S. for distribution of the world's leading premium beer brands. The two companies are wholly owned subsidiaries of InBev, the world's #1 brewer by volume.**

The combination of Labatt USA and Beck's North America follows the completion of the agreement between InBev and Fomento Economico Mexicano SA de CV (FEMSA) to unwind their joint venture in the U.S., and the closing on August 27, 2004 of the transaction in which Interbrew and AmBev successfully combined to form InBev.

InBev USA will be a completely re-engineered company built for long-term growth in the premium segment of the U.S. beer market. The company will focus on its high-profit international brands, including Stella Artois®, the best-selling Belgian beer in the U.S.; Beck's®, the country's #1 German beer, and Bass®, America's leading English import. InBev USA will triple its investment in Stella Artois® in 2005 to support full national distribution, increase its spending on Beck's® by more than 50 percent over the next three years, and continue its heavy investment to secure the position of Bass®. As the leading supplier of imported draught beer in the U.S., InBev USA will also continue to bring its draught expertise to bars and restaurants throughout the country.

InBev USA is also exploring the potential for introducing Brahma®, the popular Brazilian beer that is one of the world's top 10 brands.

Simon Thorpe, President and Chief Executive Officer of Labatt USA since 2003, has been named President and CEO of InBev USA. Tom Cardella, formerly President and CEO of Beck's North America will lead InBev USA's restructured sales organization as Vice President, Sales.

InBev's CEO, John Brock, commented: *"This is a promising first step towards achieving our very ambitious business objectives for the U.S., one of our key markets. The unified distribution system will enable us to grow aggressively our premium brands, including Brahma®. We have the right structure in place and, more importantly, the people to make it happen. InBev USA will be a major contributor to our success in the Americas."*

About InBev
InBev is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass® Ale. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). For further information visit www.inbev.com.

About InBev USA
Formed by the combination of Labatt USA and Beck's North America, **InBev USA** distributes some of the world's leading premium beers, including Beck's™, Stella Artois™, and Bass™. As "America's Premium Beer Company," InBev USA offers a portfolio of over 20 international brands, including Labatt Blue™ and Labatt Blue Light™, as well as Rolling Rock™ and Rock Green Light™, both brewed by the Latrobe Brewing Company. InBev USA is also the #1 supplier of imported draught beer to bars and restaurants throughout the country.

InBev Contacts:
Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-5769
Email: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@inbev.com

InBev USA Contact:
Brenda Williams
Managing Director Corporate Affairs
Tel: +203-849-3712
bwilliams@inbev.com

PRESS RELEASE

InBev

InBev and FEMSA complete transaction unwinding relationship

Brussels, 31 August, 2004

InBev (Euronext: INTB) and Fomento Economico Mexicano SA de CV ("FEMSA") announced today the closing of their previously announced transaction to unwind their U.S. and Mexican cross-shareholdings and reassign the distribution rights held by the parties' US joint venture to the US subsidiary of the Mexican brewer.

Under the transaction, InBev sold to FEMSA its 30% interest in Femsa Cerveza SA de CV ("CCM"), a subsidiary of FEMSA. Concurrently, InBev's US subsidiary, Labatt USA L.L.C. ("LUSA") assigned the US distribution rights for CCM brands to Wisdom Imports Sales Company L.L.C. ("Wisdom"), a subsidiary of CCM, for the redemption of Wisdom's 30% interest in LUSA. Total consideration paid in the transaction was US$1.245 billion in cash.

InBev now owns 100% of LUSA and FEMSA owns 100% of CCM. LUSA will continue to distribute the CCM brands in the United States for a transitional period of four months after the closing of the transaction under a temporary exclusive distributor agreement with Wisdom. Following the closing, it is also expected that LUSA and Beck's North America will be combined into a single organization.

Commenting on the announcement, InBev's CEO, John Brock, said, *"We are pleased to have concluded this transaction and believe that it is in the best interests of both parties. The newly combined InBev is now free to focus on building a unified US distribution system. We will be able to deliver a leading portfolio of premium brands in the US and are well positioned for future strategic growth in this important market."*

The transaction announced today was conditional upon the closing of the InterbrewAmBev combination, announced on Friday, August 27, 2004 in which Interbrew (Euronext: INTB) and Companhia de Bebidas das Américas (AmBev) (NYSE: ABV, ABVc; and Bovespa: AMBV4, and AMBV3) combined to form InBev.

About InBev

InBev is a publicly traded company (Euronext: INTB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass® Ale. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately €9.3 billion (2003 pro forma). For further information visit www.inbev.com.

InBev contacts:

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-5769
Email: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-5541
Email: patrick.verelst@inbev.com